                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)

                            Northwestern Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    668074305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                              Birmingham, AL 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 668074305

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [_]
                                                                    (b) [x]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
     0

8.   SHARED VOTING POWER
     1,750,000

9.   SOLE DISPOSITIVE POWER
     0

10.  SHARED DISPOSITIVE POWER
     1,750,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,750,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.93%

14.  TYPE OF REPORTING PERSON*
     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 668074305

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [x]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
     0

8.   SHARED VOTING POWER
     1,750,000

9.   SOLE DISPOSITIVE POWER
     0

10.  SHARED DISPOSITIVE POWER
     1,750,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,750,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.93%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 668074305

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [x]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
     0

8.   SHARED VOTING POWER
     1,750,000

9.   SOLE DISPOSITIVE POWER
     0

10.  SHARED DISPOSITIVE POWER
     1,750,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,750,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.93%

14.  TYPE OF REPORTING PERSON*
     CO

CUSIP No. 668074305

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [x]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
     0

8.   SHARED VOTING POWER
     1,750,000

9.   SOLE DISPOSITIVE POWER
     0

10.  SHARED DISPOSITIVE POWER
     1,750,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,750,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.93%

14.  TYPE OF REPORTING PERSON*
     IN

CUSIP No. 668074305

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [x]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
     0

8.   SHARED VOTING POWER
     1,750,000

9.   SOLE DISPOSITIVE POWER
     0

10.  SHARED DISPOSITIVE POWER
     1,750,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,750,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.93%

14.  TYPE OF REPORTING PERSON*
     IN

CUSIP No. 668074305

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [x]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
     0

8.   SHARED VOTING POWER
     1,750,000

9.   SOLE DISPOSITIVE POWER
     0

10.  SHARED DISPOSITIVE POWER
     1,750,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,750,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.93%

14.  TYPE OF REPORTING PERSON*
     IN

CUSIP NO. 668074305


                                  SCHEDULE 13D
                                AMENDMENT NO. 13

      This Amendment amends the Schedule 13D filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C., HMC Investors, L.L.C., Philip Falcone, Raymond J. Harbert, and Michael D. Luce (the "Reporting Persons"), dated November 12, 2004, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons dated February 15, 2005, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons dated August 17, 2005, as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons dated October 19, 2005, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons dated November 28, 2005, as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons dated December 15, 2005, as amended by Amendment No. 6 to Schedule 13D filed by the Reporting Persons dated January 5, 2006, as amended by Amendment No. 7 to
Schedule 13D filed by the Reporting Persons dated January 12, 2006, as amended by Amendment No. 8 to Schedule 13D filed by the Reporting Persons dated February 13, 2006, as amended by Amendment No. 9 to Schedule 13D filed by the Reporting Persons dated February 14, 2006, as amended by Amendment No. 10 to the Schedule 13D filed by Reporting Persons dated April 20, 2006, as amended by Amendment No. 11 to the Schedule 13D filed by the Reporting Persons dated April 27, 2006, as amended by Amendment No. 12 to the Schedule 13D filed by the Reporting Persons dated May 1, 2006 (as amended, the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of NorthWestern Corporation (the "Issuer"). Capitalized terms used in this Amendment without definition have the meanings assigned in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is amended by adding the following disclosure:

As of the date hereof the Master Fund may be deemed to beneficially own 1,750,000 Shares.

As of the date hereof Harbinger Offshore Manager may be deemed to beneficially own 1,750,000 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 1,750,000 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 1,750,000 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 1,750,000 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 1,750,000 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.


Item 4.  Purpose of Transaction.

      Item 4 of the Schedule 13D is amended by adding the following disclosure:

On May 10, 2006, Master Fund sold 556,395 Shares of common stock of the Issuer. As a result of this sale, Master Fund now owns 4.93% of the outstanding Shares of common stock of the Issuer and, under the Securities Exchange Act of 1934, is no longer obligated to file amendments to its 13D with respect to the Issuer.

As previously disclosed, Master Fund intervened in a South Dakota litigation filed by a stockholder, the City of Livonia Employees' Retirement System ("Livonia"), against the Issuer. Livonia sought to invalidate the Issuer's shareholder rights plan (or "poison pill"). Master Fund had a more limited intervention seeking a determination that the poison pill would not prohibit stockholders from (i) discussing with each other appropriate candidates for a slate to replace the current Board of Directors or (ii) conducting a referendum to advise the Board of Directors on stockholder opinion as to whether the Issuer should be sold. On May 12, 2006, Master Fund voluntarily withdrew, without prejudice, from the South Dakota litigation against the Issuer.

Additionally, on May 15, 2006, Master Fund voluntarily withdrew, without prejudice, from the litigation filed against the Issuer in the Delaware Chancery Court. As previously disclosed, the Delaware litigation had been stayed pending the outcome of the South Dakota litigation.

Master Fund hereby references Amendment No. 8 to its 13D filed on February 13, 2006 and Exhibit L attached thereto. In such 13D/A filing, Master Fund announced that it had filed Soliciting Material on Schedule 14A with the Securities and Exchange Commission and attached the Soliciting Material as Exhibit L. Master Fund did not mail such materials to stockholders and has not done so to date. Master Fund has determined that it will not proceed with the referendum contemplated in the Soliciting Material at this time. However, Master Fund reserves the right to proceed with the referendum contemplated in the Soliciting Material or to take any other action it deems appropriate in the future.

The Reporting Persons continue to hold the remaining Shares for investment purposes only.


Item 5.  Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is amended by adding the following disclosure:

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 1,750,000 Shares, constituting 4.93% of the Shares of the Issuer, based upon 35,567,721* Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,750,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,750,000 Shares.

(a, b) As of the date hereof, Harbinger Offshore Manager may be deemed to be the beneficial owner of 1,750,000 Shares, constituting 4.93% of the Shares of the Issuer, based upon 35,567,721* Shares outstanding as of the date of this filing.

* The number of outstanding shares is based on the 35,567,721 shares the Company reported outstanding in the Form 10-K dated as of March 3, 2006.



Harbinger Offshore Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,750,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,750,000 Shares.

Harbinger Offshore Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 1,750,000 Shares, constituting 4.93% of the Shares of the Issuer, based upon 35,567,721* Shares outstanding as of the date of this filing.

      HMC Investors has the sole power to vote or direct the vote of 0 Shares has the shared power to vote or direct the vote of 1,750,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,750,000 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 1,750,000 Shares, constituting 4.93% of the Shares of the Issuer, based upon 35,567,721* Shares outstanding as of the date of this filing.

      Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,750,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,750,000 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 1,750,000 Shares, constituting 4.93% of the Shares of the Issuer, based upon 35,567,721* Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,750,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,750,000 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 1,750,000 Shares, constituting 4.93% of the Shares of the Issuer, based upon 35,567,721* Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,750,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,750,000 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit P.


Item 7.  Material to be Filed as Exhibits.

      Item 7 of the Schedule 13D is amended by adding the following exhibits:

Exhibit P: Schedule of Transactions in the Shares of the Issuer

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member
By: /s/ Joel B. Piassick
------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member
By: /s/ Joel B. Piassick
------------------------

HMC Investors, L.L.C.
By: /s/ Joel B. Piassick
------------------------

/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

May 16, 2006

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).